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                            March 22, 2024

       Kin Chung Chan
       Chairman and Chief Executive Officer
       Reitar Logtech Holdings Ltd
       c/o Unit 801, 8th Floor, Tower 2, The Quayside, 77 Hoi Bun Road Kwun Tong, Kowloon, Hong Kong

                                                        Re: Reitar Logtech
Holdings Ltd
                                                            Amendment No. 7 to
Draft Registration Statement on Form F-1
                                                            Submitted March 13,
2024
                                                            CIK No. 0001951229

       Dear Kin Chung Chan:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       March 6, 2024 letter.

       Amendment No. 7 to Draft Registration Statement on Form F-1

       Notes to the Consolidated Financial Statements
       20. Taxes
       Hong Kong, page F-31

   1. We note your response to prior comment 1 and your revisions to your filing. Please revise to also disclose the
amounts and expiration dates of tax loss carryforwards for tax purposes. This comment
also applies to page F-91 of the Reitar Capital Partners Limited financial statements
and related tax loss carryforward amounts. We refer you to ASC 740-
                                                        10-50-3.
 Kin Chung Chan
FirstName  LastNameKin  Chung Chan
Reitar Logtech Holdings Ltd
Comapany
March      NameReitar Logtech Holdings Ltd
       22, 2024
March2 22, 2024 Page 2
Page
FirstName LastName
2. We note your response to prior comment 1 and your revisions to your filing. It appears the amounts in the table at the bottom of page F-31 relate to current period activity. In addition to the net change in valuation allowance for each year, please further revise your filing to disclose the gross deferred tax assets and gross valuation allowance at March 31,
         2023, 2022, and 2021. Please refer to ASC 740-10-50-2. This comment applies to all sets of financial statements provided in your filing.
       Please contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:      William Ho, Esq.